Exhibit 99.1

March 27, 2026	320 Bay Street, 14th floor Toronto ON, M5H 4A6 www.computershare.com

To: New York Stock Exchange

Subject: BROOKFIELD INFRASTRUCTURE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 27, 2026
Record Date for Voting (if applicable) :	April 27, 2026
Beneficial Ownership Determination Date :	April 27, 2026
Meeting Date :	June 24, 2026
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SUBORDINATE VOTING SHARES	11276H106	CA11276H1064
CLASS B MULTIPLE VOTING SHARES	N/A	N/A

Sincerely,

Computershare

Agent for BROOKFIELD INFRASTRUCTURE CORPORATION